Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Chardan Healthcare Acquisition 2

Corp. (formerly known as Chardan Healthcare Acquisition III Corp.)(the “Company”) on Amendment No. 2 to Form S-1 of our report dated January 15, 2020, except for Note 8, as to which the date is March 6, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Chardan Healthcare Acquisition 2 Corp. as of December 31, 2019 and 2018, for the year ended December 31, 2019, and for the period from December 19, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum LLP

Marcum llp

New York, NY

April 17, 2020